Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Ossa Collective Inc
6 Peter Lynas Court
Tenafly, NJ 07670
http://ossacollective.com

Up to $1,069,994.80 in Class B Common Stock at $2.80
Minimum Target Amount: $9,998.80

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Ossa Collective Inc
Address: 6 Peter Lynas Court, Tenafly, NJ 07670
State of Incorporation: DE
Date Incorporated: January 18, 2022

Terms:

Equity

Offering Minimum: $9,998.80 | 3,571 shares of Class B Common Stock
Offering Maximum: $1,069,994.80 | 382,141 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $2.80
Minimum Investment Amount (per investor): $198.80

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based

Friends and Family Early Birds

Invest within the first 72 hours and receive 15% Bonus Shares.

Super Early Bird Bonus

Invest within the first week and receive 10% Bonus Shares.

Early Bird Bonus

Invest within the second week and receive 5% Bonus Shares.

Amount Based:

Tier 1 | $250+

Invest $250 and receive access to our Investor Community Newsletter + early access to programs and events.

Tier 2 | $500+

Invest $500+ and receive access to our Investor Community Newsletter + early access to programs and events + an Owners Swag Bag.

Tier 3 | $1,000+

Invest $1,000+ and receive access to Investor Community Newsletter + early access to programs and events + an Owners Swag Bag + a 30 minute Virtual Strategy Audit.

Tier 4 | $2,500+

Invest $2,500+ and receive access to Investor Community Newsletter + early access to programs and events + an Owners Swag Bag + a 60 minute Virtual Strategy Session.

Tier 5 | $5,000+

Invest $5,000+ and receive access to Investor Community Newsletter + early access to programs and events + an Owners Swag Bag + a 60 minute Virtual Strategy Session + 1 pass to an Ossa Event.

Tier 6 | $10,000+

Invest $10,000+ and receive access to Investor Community Newsletter + early access to programs and events + an Owners Swag Bag + a 60 minute Virtual Strategy Session + 1 pass to an Ossa Event + 2% bonus shares.

Tier 7 | $25,000+

Invest $25,000+ and receive access to Investor Community Newsletter + early access to programs and events + an Owners Swag Bag + a 60 minute Virtual Strategy Session + 2 passes to an Ossa Event + 5% bonus shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Ossa Collective Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $2.80 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $280. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

Ossa Collective Inc. ("Ossa" or the "Company") was initially organized as Heart of Gold US, LLC, a New Jersey limited liability company, on March 16, 2005, and converted to a Delaware domestic corporation on January 18, 2022.

Ossa Collective Inc. is a corporation organized under the laws of the state of Delaware that is made up of a 2 sided marketplace that connects brands with podcast advertising. We help womxn podcasters monetize and brands advertise on podcasts. We have over 1300 Womxn-owned, hosted, and produced podcasts on our network.

The Company's business model consists of a 2 sided marketplace and our business is driven by:

(A) How much inventory we create through users and;

(B) How much inventory we can sell.

We generate revenue through selling podcast advertising. The model is as follows (1) We sell at a $38.00 CPM (Cost per Mille, the fixed rate for every 1,000 listens of the podcast episode); (2) Creators take 50% of revenue; (3) Ossa takes 50% of revenue.

Our service is sold across the country through direct-to-consumer businesses online.

Here are some top reasons to invest:

(1) Podcast advertising has increased year over year since 2015 and is projected to continue growing.

(2) Podcasting is a growing media format

(3) Ossa is a mission-driven company with the purpose to empower Womxn's voices and stories

(4) The Founder has a proven track record in business and worked with some of the largest brands in the world

(5) Our patent-pending technology is one of the first to market and makes growing and monetizing podcasts easier than ever before

(6) We have a low churn rate and large market opportunity

Prior Business Entity

Prior to 2018, the Company functioned as an editorial platform with resources for Millennial women navigating through life. It does not relate to Ossa's business model but the mission is still true to empowering women. The business changed but the entity stayed the same. We converted to a Delaware C corporation for the purpose of this regulation crowdfunding securities offering.

IP Ownership

The Ossa technology is a web and mobile application that uses a proprietary matching algorithm to connect advertisers seeking podcast advertising opportunities with podcast shows that match their desired audience within their desired advertising budget. Our technology is beneficial for advertisers as it significantly reduces the time spent searching for ad opportunities that meet their criteria.

The Company currently holds patent applications pending before the US Patent and Trademark Office covering aspects of the system and method for validating the process of matching podcasters and advertisers as well as the proprietary graphical user interface, described above.

(sources)

1) *https://www.iab.com/news/us-podcast-ad-revenues-grew-19-yoy-in-2020-set-to-exceed-1b-this-year-and-2b-by-2023/*

2) *https://www.statista.com/statistics/760791/us-podcast-advertising-revenue/#:~:text=U.S.%20podcast%20advertising%20revenue%20in%20the%20U.S.%202015%2D2023&text=In%202020%2C%20roughly%20842%20*

3) *https://www.insiderintelligence.com/insights/the-podcast-industry-report-statistics/*

4) *https://www.linkedin.com/in/marlaisackson/*

Competitors and Industry

INDUSTRY

U.S. Podcast Ad Revenues Grew 19% YoY in 2020; set to exceed $1 billion this year and $2 billion by 2023. There are over 2 million active podcasts that currently exist, but only 22% are hosted by women.

URL SOURCE(S):

https://www.insiderintelligence.com/insights/the-podcast-industry-report-statistics/

https://www.insideradio.com/podcastnewsdaily/analysis-podcasting-still-a-boys-club/article_7687a5ea-db27-11ea-8313-27da5b5493ea.html

https://qz.com/quartzy/1732213/only-one-in-three-top-podcast-hosts-are-women/

COMPETITORS

We are an advertising marketplace. Our competitors include products and services that provide advertisers with the opportunity to connect with podcasters to advertise and podcasters with the opportunity to monetize their content. There is a range of companies that serve these audiences that includes smaller networks with larger audiences, and larger platforms that service all podcasters with 1000+ monthly downloads.

Our key differentiators and competitive advantages include:

(1) We verify our podcasters' stats from their hosting company ensuring that advertisers' dollars are safely spent

(2) Niche audience: we are specifically built for Womxn podcast creators and have aggregated access to this community for advertising partners of all scales

(3) We are one of the only platforms that consolidate marketing and content consumption data in one place.

(4) We are a community-driven organization that welcomes podcasters of all sizes. Our purpose is to elevate our podcasters to get to the point of monetization and growth.

(5) Our podcasters' audiences mostly represent 85% of household buyer power.

(6) Our podcasters are not just podcasters but also micro-influencers.

Current Stage and Roadmap

CURRENT STAGE

Ossa's services are currently on the market and generating sales ($315,955 in combined revenue for 2020 and 2021). We have over 1300 Womxn-owned, hosted, and produced podcasts on our network. We have a working MVP of our web app that is used internally to place ad campaigns.

FUTURE ROADMAP

Ossa's efforts for the coming months will be focused on launching the BETA version of our mobile and web application that recently went live in the App Store. Womxn podcasters are underserved and only represent about 27% of podcasts. Our mission is to increase this statistic and provide financial empowerment for women's voices to be heard.

https://www.iab.com/news/us-podcast-ad-revenues-grew-19-yoy-in-2020-set-to-exceed-1b-this-year-and-2b-by-2023/

The Team

Officers and Directors

Name: Marla Isackson

Marla Isackson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO and Founder
  Dates of Service: May 17, 2018 - Present
  Responsibilities: Overseeing the company's overall operations, including but not limited to delegating and directing agendas, driving profitability, managing company organizational structure, strategy, and communicating with the board; No salary and retains a 100% interest in the company.

- **Position:** President of the Board
  Dates of Service: December 17, 2021 - Present
  Responsibilities: Leading the Board and Executive Committee to carry out its governance functions. Ensuring the Board has approved policies to help ensure sound and compliant governance and management of the organization. Lead the development and refinement of impact metrics. Assessing the performance of the Board and its committees. Assuring ongoing recruitment, development, and contributions of Board members Ensure the Board's directives, policies, and resolutions are carried out. Setting priorities and creating agendas for meetings of the Board and Executive Committee Presiding over meetings of the Board and Executive Committee. Serving as an ambassador of the organization and advocating its mission to internal and external stakeholders.

- **Position:** Secretary
  Dates of Service: December 17, 2021 - Present
  Responsibilities: Record the minutes of all meetings of the Board of Directors, maintain records of committee meetings, oversee the maintenance of membership lists, provide for the safekeeping of all official contracts and records of the organization and publish notices of scheduled meetings as required in the Company's Bylaws.

- **Position:** Treasurer
  Dates of Service: December 17, 2021 - Present
  Responsibilities: Ensure board members are seeing good, clear data to help inform decisions. Providing good financial information to the board and then communicating that data in a way the board can digest.

Name: Debra Angilletta

Debra Angilletta's current primary role is with Angilletta & Associates. Debra Angilletta currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  Dates of Service: January 17, 2022 - Present
  Responsibilities: Primary responsibility is overseeing the company's finances to include strategic planning, evaluating financial risks, record-keeping, and financial reporting. These findings are then reported to the CEO. Debra retains no salary and no equity compensation.

Other business experience in the past three years:

- **Employer:** Angilletta & Associates
  Title: Owner, CEO
  Dates of Service: June 08, 2010 - Present
  Responsibilities: Managing the business and clients. Debra spends 25 hours per week working for the business.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class B Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred

stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class B Common Stock. In addition, if we need to raise more equity capital from the sale of Class B Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants of one type of service, podcasting advertising, and marketing. Our revenues are therefore dependent upon the market for online capital formation.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our 2-sided marketplace for podcast advertising. Delays or cost overruns in the development and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management discretion to make good business decisions that will grow your investment. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Ossa Collective Inc. was formed on January 18th, 2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Ossa Collective, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our 2-sided marketplace for Podcast advertising is a good idea, that the team will be able to successfully market and sell the product or

service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render any patents we obtain unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a license, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into licenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into licenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and customers that utilize our platform. Further, any significant disruption in service on Ossa Collective Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our backup technology. Any disruptions of services or cyber-attacks either on our technology provider or on Ossa Collective Inc. could harm our reputation and materially negatively impact our financial condition and business.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Liabilities Associated to Podcasters' Messaging
In the event that a podcaster's performance in producing shows is such that there is an interruption in the podcaster's agreed upon publication schedule or where there is an interruption in a podcaster's hosting company service impacting streaming or downloading of the podcast episodes, such events may impact the Company's ability to use that podcaster for advertising transactions, and either may cause a delay in completing the transaction with that podcaster or may require the Company to secure a different podcaster to finish the publication schedule, either of which may result in a delay in receiving revenue for the given transaction.

Updates to third party API's
In the reliance on third-party vendors, we also rely on social media companies for data. Any restrictions to these API's could impact the function and effectiveness of the technology.

Speed to market.
We rely on existing technology and it is possible that new technology may be developed that makes Ossa's technology obsolete, and Ossa may not be able to adapt to or adopt the new technology fast enough to stay competitive in the marketplace.

We could fail to achieve the growth rate we expect even with additional investments
We expect to generate a significant amount of growth from the investments we will make into marketing a reduced price product following this offering. However, it is possible that price is not as significant an issue as we thought. As a result, for that, or some other reason, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, engineering, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Marla Isackson	5,000,000	Class A Common Stock	90.99%

The Company's Securities

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 382,141 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 7,000,000 with a total of 5,000,000 outstanding.

Voting Rights

1 Vote Per Share. The holders of the Class A Common Stock are entitled to one vote for each share of Class A Common Stock held by them at all meetings of stockholders (and actions taken by written consent in lieu of meetings).

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Common Stock

The amount of security authorized is 3,000,000 with a total of 555,556 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

There are no material rights associated with Class B Common Stock.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Common Stock
  Type of security sold: Equity

Final amount sold: $0.00
Number of Securities Sold: 5,000,000
Use of proceeds: Not Applicable
Date: January 18, 2022
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021, compared to the year ended December 31, 2020

Revenue

Revenue for the fiscal year 2021 was $186,964, compared to the fiscal year 2020 revenue of $128,991, and was a result of more experienced sales representatives.

Cost of sales

The cost of sales in 2021 was $122,144, an increase of approximately $42,000, from costs of $80,066 in the fiscal year 2020. The increase was due to an increase in sales and orders from advertisers and payouts to podcasters.

Gross margins

Ossa generates 50% gross margin on all advertising campaigns. 50% of revenue generated is paid to the podcast creator whilst Ossa retains 50% of the advertising sale.

Expenses

The Company's expenses consist of, among other things, compensation, marketing, and sales expenses, fees for professional services and patents, research and development expenses, and expenses of Ossa Collective, Inc. Expenses in 2021 increased $40,125 from 2020. This was a result of the company starting to build new technology in 2021.

Historical results and cash flows:

The Company is currently in the research and development stage in regards to its technology assets, however, is currently revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because to date we have been limited in our ability to function due to a lack of technology and limited resources. Past cash was primarily generated through sales. Our goal is to accelerate revenue growth by focusing on the advertiser and podcaster experience and investing in market positioning and advertiser acquisition. We believe our historical cash flows are not representative of what is to be expected for future cash flows as a result of new technology, a greater value proposition to our users and customers, and our capabilities to now function as a company more efficiently.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of February 2022, the Company has capital resources available in the form of promissory notes for a minimum of $120,000 from Marla Isackson (a shareholder loan).

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations.

We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 12-18 months at a slower growth rate.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to increase revenues through the following 12 months as a result of hiring key salespeople and investing in digital acquisition strategies. Should we meet our projected goals we would reach a breakeven point by months 10-11 after raising the round of capital.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including revenue and other rounds of financing using convertible notes or equity rounds through early-stage funds or VCs. We project an increase in revenue over the next 12 months due to our plan for expanded operations as a result of the campaign funds.

Indebtedness

- **Creditor:** Marla Isackson
  Amount Owed: $120,000.00
  Interest Rate: 2.0%
  Maturity Date: January 18, 2024
  The total amount is estimated but is flexible as required by the company.

Related Party Transactions

- **Name of Entity:** Marla Isackson
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: 100% ownership
  Material Terms: $120,000 with a 2% interest rate with a maturity date of January 18, 2024.

Valuation

Pre-Money Valuation: $14,000,000.00

Valuation Details:

The valuation method, set internally, utilizes a variety of factors including but not limited to: historical investments, company stage, technology developed from historical investment, the value of IP, size of market, trending brand acquisition values of like-products, and validation on the business model and methodology to be scaled from proceeds.

Cash Investments & Sales

Approximately $861,000 has been invested since inception by the Founder into product development and an industry trial. Over this time period, the Company has added over 1300 podcast shows to its network and generated approximately $315,000 in revenue with minimal efforts and limited technology.

Market Method - Valuing Based on Historical Exit Cases

Historical acquisition value trends look at a brand's total podcasters at the time of acquisition, time in the market prior to the acquisition, and the purchase price at acquisition. The data used suggests that the average amount of time in the market before an acquisition is 3-7 years and that the minimal investments in the industry exceed $2M with just below a 10X valuation at the time of acquisition for the earlier stage startups and in excess of $200,000,000 for the companies that are more mature.

Examples of exits and acquisitions that have occurred in the last 2 years include;

Stitcher: Founded in 2007, Stitcher is primarily a podcast hosting site rather than an ad network that connects advertisers and publishers. Stitcher provides a completely free hosting service for publishers to use for their podcasts.

Stitcher has approximately 99,820 monthly app downloads, according to Apptopia. The most popular apps downloaded are Stitcher for Podcasts and Now hear this podcast festival. Stitcher is ranked 23,644 among websites globally based on its 2,531,845 monthly web visitors and has a 23.69% monthly visits growth.

Stitcher underwent 4 funding rounds that raised a total of $19.1M with revenue of $72M in 2020. Its valuation amount was $325,000,000 at the time of its acquisition in 2020 by SiriusXM.

Megaphone: Founded in 2015 originally as Panoply, in September 2018 it laid off its editorial and direct-sales staff, ending production of original podcasts to focus on podcast ad-delivery and analytics technology. In March 2019, Graham Holdings renamed the division Megaphone.

Megaphone allows unlimited users and podcasts. Unlimited bandwidth limits for as many downloads as you want. No time limits for any episode. Megaphone is equipped with audience insights to increase audience engagement and better understand listening habits.

No known funding rounds occurred however with 426.8M revenue in 2020, Megaphone had a valuation of $235,000,000 in 2020 when it was acquired by Spotify.

Podcorn: Founded in 2019, Podcorn raised $2.2M in its initial 2019 funding round and $5.5M in revenue in 2020. Its 2021 valuation was $22,500,000.

Podcorn centralizes monetization and brings independent podcasters, agencies, and brands together, giving brands and podcasters more opportunities to find the right fit eliminating middlemen. Podcorn works on a self-service model for podcasters to find sponsors in which advertisers create listings and podcast publishers submit proposals. For advertisers, Podcorn has both self-service as well as full-service options.

Similar to these companies, Ossa's business model is a 2 sided marketplace that requires inventory to sell and advertisers to buy inventory. The companies used as an example above are at various growth stages. At the time of its acquisition, Podcorn had approximately 40,000 independent podcasts on its network while Podcorn reported a monthly reach of 55 million listeners approximate to its 2020 acquisition. Ossa, in 3 years of operations, has achieved just over 20% of that monthly listener reach.

While Ossa is still in its infancy and currently represents less than 1% of women podcast creators that currently exist, the Company believes it has a realistic roadmap to achieve the target annual sales and user acquisition goals within a 3-4 year time frame provided the Company is able to raise funding and acquire the market share.

(Sources for competitors' valuations

https://techcrunch.com/2020/07/13/siriusxm-buys-stitcher-for-325-million-steps-up-its-march-into-podcasts/

https://www.cnbc.com/2020/11/10/spotify-to-buy-podcast-ad-company-megaphone-for-235-million-.html

https://www.businesswire.com/news/home/20210310005166/en/%C2%A0Entercom-Acquires-Podcast-Influencers-Marketplace-Podcorn)

Technology, Methods, and Processes

From investments made by the founder, the Company has successfully developed robust and comprehensive patent-pending technology to solve the challenges encountered in the industry by podcasters and advertisers.

The technology being developed will allow podcasters to create an account, claim their podcast, view their estimated listener data, and add a piece of code to their hosting account to fetch insights on their podcast metrics by date, episode, chart position, ratings, reviews, and more. The technology being developed will also allow podcasters to accept or decline advertising orders from brands and connect their payout method to track their payments and get paid faster. Brands will be able to create an account and advertising campaign based on their audience requirements, pay, and track their advertising more seamlessly.

Typically other marketplaces and advertising platforms that allow podcasters to monetize their podcasts require exclusivity or a dedicated hosting provider. Ossa is nonexclusive and hosting provider agnostic. Our technology is built to facilitate this.

(POS Exclusivity and host company requirement https://www.sxmmedia.com/podcasts https://blog.anchor.fm/updates/ads https://www.megaphone.fm/publishers)

In the Company's view, there has not been a precedent for technology used in this way inside the podcast advertising market and the Company believes this alongside the niche of its user base and the value of the audience reach through this user base creates an additional driver of value while it continues to develop. However, the Company believes that similar early-stage technology companies such as those in Silicon Valley can be utilized to create an additional basis for greater valuation.

Summary

In summary, the Company is taking its investments, traction to date, and projected sales from 2022, arriving at an approximate $14,000,000 value based on 5,000,000 fully-diluted shares outstanding and a price per share of $2.80, based on established value models, the trend of exit values in the podcast market, the confidence the Company has in achieving sales, and user acquisition goals, and the patent-pending technology which provides a process value within the market that is believed to be unique and novel.

The Company determined its current valuation internally without the formal evaluation of an independent third party.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock are converted to common stock; (ii) there are no outstanding warrants, SAFEs, options, or other securities with a right to acquire shares; and (iii) shares reserved for issuance under a stock plan and convertible promissory notes are excluded from consideration. Please see below for securities excluded from the pre-money valuation calculation.

The pre-money valuation does not take into account any convertible securities currently outstanding or stock options reserved as part of an option plan. The Company currently has a $120,000 Convertible Promissory Note outstanding and 555,556 shares of Class B Common Stock shares held in reserve as part of an option plan. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.80 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Operations*
  96.5%
  We will use 96.5% of the funds to cover StartEngine expenses.

If we raise the over allotment amount of $1,069,994.80, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  18.0%
  We will use 18% of the funds for marketing and sales materials as well ad space in traditional and digital marketing programs.

- *Company Employment*
  45.5%
  We will use 45.5% of the funds to hire key personnel for daily operations, including the following roles: Sales, Marketing and Engineering. Wages to be commensurate with training, experience and position.

- *Research & Development*
  27.0%
  We will use 27% of the funds raised for market and customer research, new product development and market testing.

- *Legal*
  6.0%
  We will use 6% of funds for patent submissions and IP expenses.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://ossacollective.com (www.ossacollective.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/ossa

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Ossa Collective Inc

[See attached]

Heart of Gold US Limited Liability Company (the "Company") a New Jersey Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Heart of Gold US Limited Liability Company

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
February 22, 2022
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31, 2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	50,808	26,291
Accounts Receivable	41,108	380
Total Current Assets	91,917	26,671
Non-current Assets		
Intangible Assets: Software Development, net of Accumulated Amortization	37,337	-
Total Non-Current Assets	37,337	-
TOTAL ASSETS	129,254	26,671
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	22,640	19,859
Deferred Expenses	-	8,143
Deferred Revenue	95,034	32,599
Total Current Liabilities	117,674	60,601
TOTAL LIABILITIES	117,674	60,601
EQUITY		
Member's Capital	747,708	448,164
Accumulated Deficit	(736,128)	(482,095)
Total Equity	11,580	(33,930)
TOTAL LIABILITIES AND EQUITY	129,254	26,671

Statement of Operations

	Year Ended December 31, 2021	2020
Revenue	186,964	128,991
Cost of Revenue	122,144	80,066
Gross Profit	64,821	48,925
Operating Expenses		
Advertising and Marketing	15,317	210,658
General and Administrative	303,537	68,044
Total Operating Expenses	318,854	278,702
Operating Income (loss)	(254,033)	(229,776)
Other Expense		
Interest Expense	-	-
Other	-	569
Total Other Expense	-	569
Provision for Income Tax	-	-
Net Income (loss)	(254,033)	(230,345)

Statement of Cash Flows

	Year Ended December 31, 2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(254,033)	(230,345)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	2,781	6,051
Accounts Receivable	(40,728)	4,674
Deferred Expenses	(8,143)	2,149
Deferred Revenue	62,434	(3,557)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	16,344	9,316
Net Cash provided by (used in) Operating Activities	(237,689)	(221,029)
INVESTING ACTIVITIES		
Software Development	(37,337)	-
Net Cash provided by (used by) Investing Activities	(37,337)	-
FINANCING ACTIVITIES		
Capital Contributions	299,544	217,170
Net Cash provided by (used in) Financing Activities	299,544	217,170
Cash at the beginning of period	26,291	30,150
Net Cash increase (decrease) for period	24,518	(3,859)
Cash at end of period	50,808	26,291

Statement of Changes in Member Equity

	Member Capital $ Amount	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/20	230,994	(251,750)	(20,755)
Capital Contributions	217,170	-	217,170
Net Income (Loss)	-	(230,345)	(230,345)
Ending Balance 12/31/2020	448,164	(482,095)	(33,930)
Capital Contributions	299,544	-	299,544
Net Income (Loss)	-	(254,033)	(254,033)
Ending Balance 12/31/2021	747,708	(736,128)	11,580

Heart of Gold US Limited Liability Company
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Heart of Gold US Limited Liability Company ("the Company") was originally formed in New Jersey on March 16th, 2005 before converting into a corporation on January 18th, 2022 in the state of Delaware under the name of Ossa Collective, Inc. The Company plans to earn revenue from advertising. The ossa technology is a platform that connects advertisers with women and non-binary podcast hosts whiles providing a mobile app for podcasters to view listener and marketing insights relative to their listeners and show. The Company's headquarters is in Tenafly, New Jersey. The Company's customers and users will be mostly located in the United States but could be located anywhere across the globe.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company generates revenues by selling advertising to companies seeking advertising opportunities with podcasters. The Company's primary performance obligation is to execute advertising campaigns with chosen podcasters. Payment terms are invoiced and due upon receipt. Once invoices are paid in full, the advertising campaign is implemented and completed. Podcasters are paid on the 30th day of each month for ads completed in that 30-day period. As of December 31, 2020 and 2021, the Company had deferred revenues in the respective amounts of $32,599 and $95,034 for advertising campaigns where cash was received with remaining performance obligations to be satisfied.

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. The Company's internal-use software is still being developed therefore no amortization has been recorded.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company does not have any equity-based compensation plans.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. See "Note 7 – Subsequent Events" regarding a Promissory Note agreement.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Please see "Note 7 – Subsequent Events" regarding a Promissory Note agreement.

NOTE 6 – EQUITY

The Company is a multi-member LLC with a single class of ownership interest. Profits and losses are allocated to members in accordance with the operating agreement.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 22, 2022, the date these financial statements were available to be issued.

In January 2022, the Company converted into a corporation in the state of Delaware under the name of Ossa Collective, Inc. The Company is authorized to issue 10,000,000 shares of Common Stock with a par value of $0.00001 per share. No such shares have been issued yet and the corporation is under the control of the founder and CEO.

In 2022, the Company entered into a Promissory Note agreement with its sole owner for approximately $120,000 with an interest rate of 2% and maturity date in 2024.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, may continue to generate losses, and has experienced both negative cash flows from operations and negative working capital.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Ossa

The Podcaster and Listener-Owned Podcast Network.


OSSA
SM
Your Voice Has Value

Website | Tenafly, NJ | ADVERTISING AND MARKETING

Ossa is a marketplace that connects brands with podcast advertising and helps womxn podcast creators monetize their shows. Our goals are to amplify the voices of women in the podcast industry, have their value recognized, and accelerate their path so they can achieve financial success.

$269.00 raised

1 Investor	**$14M** Valuation
$2.80 Price per Share	**$198.80** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Podcasting is a major growth industry with a loyal and diverse customer base. With projection of over 400m podcast listeners in 2022, the annual advertising spend on podcasting advertising is projected to grow to $95B by 2028.*
- Ossa's relentless focus on building technology solutions for womxn podcasters, who are an underserved portion of the market and whose female listeners represent 85% of US household purchasing decisions, is paying off.** We've grown and nurtured our rapidly-growing network of over 1300 womxn podcasters, with their monthly reach of over 12 million listeners, and we've attracted attention from major media outlets such as Forbes, Nasdaq and Thrive Global.***
- Our seasoned founder has over 30 years of experience and a proven track record of customer growth and product innovation at Citi, American Express, Barnes & Noble, and WebMD, previously leading a team of 100+ and managing $200M annually for a $2B+ business.

*Market statistics provided by Insider Intelligence (source) / **Information provided by Girl Power Marketing (source)

***Ossa has been featured by Forbes, Nasdaq, and Thrive Global (source / source / source)

Leveraging technology and data to become the go-to destination for advertisers and womxn in podcasting


MONETIZE
Offers
Current Bids
HELLO FRESH
SEEKING FEMALE AUDIENCE
$ 3,000
August 4, 2022
September 4, 2022
PRE-ROLL
MID-ROLL
POST-ROLL
ACCEPT
DASHBOARD
Audience & Reach
149k-220k
69% Female
31.4
$46k
70% Married
13% Parents
PAYMENTS
Stripe Account
Total Earning
$ 12,048.58
Payment History
$ 1,000
$ 2,500
$ 1,200
$ 1,000
$ 1,000

We founded Ossa in response to the disparities that womxn podcasters faced in this emerging market. Women's voices are severely underrepresented in podcasting, and until now, there was no community or support system to serve emerging womxn podcast creators.

Through our research, we recognized the immense potential value of womxn podcaster's voices because of what their audiences represent to advertisers: 85% of all household buying decisions are made by women (source). Despite this disproportionately high market consumption power, womxn podcasters were underserved in their ability to attract brand advertising dollars. Ossa stepped in with its network opportunity and technologies developed to bridge that gap.

We are on a mission to become the premier platform for advertisers to invest their advertising marketing dollars in female audiences, who make the majority of all purchasing decisions in the US, by supporting womxn creators to monetize their content and grow their reach.


AN EASY WAY FOR BRANDS TO CONNECT WITH WOMXN PODCASTERS AND BUY ADVERTISING.
SELECT PODCAST TO SEND OFFERS
Period Chats

**The above graphic contains images of the Ossa Brand Dashboard, which is expected to launch in April 2022. Some features not yet available.*

THE PROBLEM

Podcasters face difficulties finding easy, reliable and informative sources to monetize their show

Many podcasters lack a single destination for determining reliable critical metrics they need to monetize their show. Nor can they easily obtain insight into their podcast success and monetization activities to improve their performance and increase their opportunities. Our research demonstrated that podcasters often abandon their podcasts because they are unable to understand the potential revenue they can earn, a phenomenon known as "Podfading," which adversely affects the potential revenue growth for the entire industry (source).

There also is a lack of transparency for advertisers regarding how ad dollars are spent (source). This is an inefficiency that results in increased barriers, lost market opportunities and inefficient use of time and resources. In addition, advertisers lack an efficient way to connect with niche women podcast micro-influencers and their audiences. This represents another significant lost market opportunity because micro-influencers have audiences that are disproportionately loyal and trusting (source).


The podcast industry is vast and can be confusing to navigate. Our goal is to streamline the analytics and monetization space for womxn creators.
Podcast Host
Monetization
Analytics
Discovery
Production & Hosting
Acast
MIDROLL
PODTRAC
Chartable
podcorn.
BACKTRACKS
RedCircle
FIRESIDE
Goodpods
riverside.fm
libsyn
Megaphone
Anchor
STITCHER

Although the podcasting market is set to be worth $94.8B by 2028 (source), no one has specifically owned the segment of the market that is owned by womxn podcasters and their listeners (source).

THE SOLUTION

Creating a central **destination** for womxn in podcasting to manage their business, grow their audience, and connect with advertisers

Capturing the women's market by creating a central destination for womxn in podcasting to manage their business, grow their audience, and make money, and for advertisers to find and support podcasters who can deliver consumer purchase power.

Ossa identified and supports an underserved podcast community of womxn with loyal fan bases that range from 100 to millions of monthly listeners. Our podcasters are driven entrepreneurs committed to Ossa to grow and monetize their shows.



Benefits of Ossa for Podcasters
Earn Income
Listener Insights
Access to Studios
Connect With Other Hosts
Education
Resources

We have built an easy-to-use, patent-pending technology for advertisers to build sophisticated campaigns, select podcasters, and pay—all with just a few steps.

Our mobile app is for use by our podcaster network community to authenticate their metrics so they are attractive to advertisers and can monetize their show, and will provide tools and resources for them to grow their reach. Our Ossa podcasters will have a more holistic view of their audience, giving advertisers the ability to connect with even more women listeners, providing the ability for advertisers to make more money from their campaigns.



Benefits of Ossa for Advertisers
Targeted Audience
Powerful Hosts
Brand Safety
Save Time
Extended Reach
Seamless Payments

Our new technology will synergistically provide more advertisers with access to more qualified podcasters to deliver ads to greater numbers of loyal listeners who represent a disproportionately high consumer purchasing power. This will translate into bigger ad budgets, more advertising spend, greater support for more womxn podcasters and creators, growth of podcaster members and advertising brands, and as a transaction platform, a bigger payout for Ossa's investors.

Our Business Model

As a two-sided marketplace, our main source of revenue is advertising: what we sell to advertisers is directly related to the inventory we generate from podcaster members. All sales are paid in advance, advertisers pay $38 CPM (cost per 1000 impressions).


OSSA AT A GLANCE
1300+
WOMEN PODCASTERS
12M+
MONTHLY LISTENERS THROUGH OUR NETWORK
$5.4M
WORTH OF ADVERTISING INVENTORY
3
PENDING PATENTS

While building our podcast network, we started a pilot program with brands to gain a better understanding of the challenges and spending patterns of advertisers. Without any of the benefits of our patent-pending app, the pilot program nevertheless succeeded by verifying the viability of the business model.



As a result of feedback from customers, we developed a patent-pending app that can be used, by advertisers, to build an ad campaign and select podcasters more efficiently and easily.

We will provide the data podcasters need to adequately quantify the value of the purchasing power of their female podcast audience, which will make the value more attractive to advertisers, and that means we can facilitate bigger ad buys that enrich the creators and investors.

One unique value-add we offer is to enable ad buys across multiple podcasters having the same or similar audience demographics, which drives up our revenue and your investment return. Easy to use and beneficial to both advertisers and podcasters, all of whom want greater reach, the app will provide scale and will enable growth.

The insights from our pilot helped guide the development of our new app technology. With the addition of new premium features for podcasters planned for release in 2023, new revenue streams will be added through monthly subscriptions and transaction fees.

THE MARKET

~27% of today's 2 million podcasts are created by women

There are over 2 million podcasts currently being produced, with approximately 27% of them created by women. (source)

Edison Research confirms that, on average, women listen to more podcasts per week than men. Women spend more time on them as well, listening 20% longer than men. As networks like Earios, Lemonada Media, and She Podcasts grow, the representation gap for female and nonbinary creators is narrowing for universal benefit. (source)

The U.S. podcast advertising spend jumped 21% in 2021 to reach nearly $590 million, and is expected to surpass the $2 billion mark in 2022. (source)

The number of podcasts has grown 4 times since 2018

Yet only 6%-28% of top charting shows are hosted by womxn.


Female
28%
Male
72%


Number of Podcasts
% of female listeners
2,000,000
1,500,000
1,000,000
500,000
0
2018
2021

Why are Women so valuable to the podcast industry?

Women are more captive target audience, they are more likely to buy from advertising.

- They listen to 20% more podcasts then men do.
- They listen 20% longer than men do.
- They manage 85% of household spend.

HOW WE ARE DIFFERENT

Serving a niche and underserved market with our patent-pending technology

Our competitive advantages and key differentiators include:

- High-quality, niche listener bases that advertisers are seeking
- A patent-pending technology platform that makes it easy to book ads and make data-driven marketing decisions using first-party data
- Tools and resources for podcasters to supercharge their growth and generate more income


THE VALUE OF THE PODCAST
ECOSYTEM
IN RECENT YEARS
ACQUIRED BY
SiriusXM
STITCHER
Stitcher is a mobile application for news and shows. That allows podcasters monetize their shows.
YEAR FOUNDED: 2007
YEAR ACQUIRED: 2020
VALUATION AT ACQUISITION
$325,000,000
ACQUIRED BY
Spotify
Megaphone
Helps Podcasters create, monetize, measure, and grow their podcast businesses.
YEAR FOUNDED: 2015
YEAR ACQUIRED: 2020
VALUATION AT ACQUISITION
$235,000,000
ACQUIRED BY
Audacy
podcorn
Podcorn is a self-service marketplace connecting podcasters with advertisers for native sponsorships.
YEAR FOUNDED: 2019
YEAR ACQUIRED: 2021
VALUATION AT ACQUISITION
$22,500,000
ACQUIRED BY
Spotify
Chartable
Chartable builds world-class tools for the podcast industry, starting with podcast analytics for creators.
YEAR FOUNDED: 2017
YEAR ACQUIRED: 2022
VALUATION AT ACQUISITION
UNDISCLOSED

OUR TRACTION

Building an enthusiastic community of womxn podcasters

We are proud to represent a strong and diverse network of over 1300 podcast shows. Our network offers access to over 12,000,000 monthly listeners.


We reach approximately 12M monthly listeners.
12M Monthly Listeners
1,500 shows
1,000 shows
500 shows
0 shows
2018
2019
2020
2021
0 monthly listeners

Our goals through 2022 are to grow our user base 10X, exceeding 10,000 podcasters and 5x our revenue growth.


00:45

This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

WHY INVEST

Amplify and elevate women's voices

Podcasting is a multi-billion dollar industry. Ossa's mission is to increase the visibility, influence, and earning power of womxn in podcasting (source).

We believe that podcasting has the power to elevate underrepresented voices on a global scale.

By uniting the growing community of listeners, podcasters, and brands and creating a place where all have ownership in it, we will become one of the most influential and profitable platforms for creators in the industry.


PODCASTING

Our vision is simple...by 2025 our goal is to:

- To reach $8 million annual revenue
- Grow our podcasters to 50,000+
- Provide access to over 181 million monthly listeners
- To position ourselves as the go-to platform for advertisers and podcasters

In the Press

Nasdaq THRIVE GLOBAL

SHOW MORE

Meet Our Team



Marla Isackson

CEO, President, Secretary, Treasurer, and Founder

Marla is the former Senior Marketing Executive with Amex, Barnes & Noble, Citibank for the past 30 years. She has previously led a team of 150+, managed a $200 milion Marketing campaign, as well as a $2 billion business.

Marla received her BA from Union College and her MBA in Marketing from Fordham Gabelli School of Business.



Debra Angilletta

CFO

A former Wall street trader Debra has spent the last 30 years in the sales trenches. Debra leads the Ossa advertising team and finance department. Debra believes that Ossa is a game changer for the podcast industry creating the win-win between brands who are seeking partnerships with hyper-targeted influencer audiences, and the podcast creators who can monetize their authentic voices as part of the first women-focused podcast advertising marketplace.

Debra currently serves as CEO of Angilletta & Associates spending approximately 25 hours per week and approximately 20 hours per week working with Ossa.

Offering Summary

Company :	Ossa Collective Inc
Corporate Address :	6 Peter Lynas Court, Tenafly, NJ 07670
Offering Minimum :	$9,998.80
Offering Maximum :	$1,069,994.80
Minimum Investment Amount (per investor) :	$198.80

Terms

Offering Type	Equity
Security Name	Class B Common Stock
Minimum Number of Shares Offered	3,571
Maximum Number of Shares Offered	382,141
Price per Share	$2.80
Pre-Money Valuation	$14,000,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based

Friends and Family Early Birds

Invest within the first 72 hours and receive 15% Bonus Shares.

Super Early Bird Bonus

Invest within the first week and receive 10% Bonus Shares.

Early Bird Bonus

Invest within the second week and receive 5% Bonus Shares.

Amount Based:

Tier 1 | $250+

Invest $250 and receive access to our Investor Community Newsletter + early access to programs and events.

Tier 2 | $500+

Invest $500+ and receive access to our Investor Community Newsletter + early access to programs and events + an Owners Swag Bag.

Tier 3 | $1,000+

Invest $1,000+ and receive access to Investor Community Newsletter + early access to programs and events + an Owners Swag Bag + a 30 minute Virtual Strategy Audit.

Tier 4 | $2,500+

Invest $2,500+ and receive access to Investor Community Newsletter + early access to programs and events + an Owners Swag Bag + a 60 minute Virtual Strategy Session.

Tier 5 | $5,000+

Invest $5,000+ and receive access to Investor Community Newsletter + early access to programs and events + an Owners Swag Bag + a 60 minute Virtual Strategy Session + 1 pass to an Ossa Event.

Tier 6 | $10,000+

Invest $10,000+ and receive access to Investor Community Newsletter + early access to programs and events + an Owners Swag Bag + a 60 minute Virtual Strategy Session + 1 pass to an Ossa Event + 2% bonus shares.

Tier 7 | $25,000+

Invest $25,000+ and receive access to Investor Community Newsletter + early access to programs and events + an Owners Swag Bag + a 60 minute Virtual Strategy Session + 2 passes to an Ossa Event + 5% bonus shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Ossa Collective Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $2.80 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $280. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Video

Ossa started as a way to help womxn podcast creators monetize and market their show

Today we are so much more

We're on a mission to Amplify women's voices and narratives in the podcast industry

Now we have over 1300+ podcast creators on our platform (source)

Telling stories about things that impact and influence our world everyday

Podchaser estimates that we reach over 12 million monthly listeners and an audience profile that represents about 85% of household purchasing power. (source)

Our dedication to our mission and community is what makes us different.

In 2018 Our CEO and founder Marla Isackson started her own podcast and experienced first hand the difficulties podcasters have in producing a show, gaining listeners and connecting with advertisers.

Marla founded Ossa to address this issue for other women podcast creators.

On September 28, 2004, Blogger and technology columnist Doc Searls began keeping track of how many "hits" Google found for the word "podcasts".

His first query reportedly returned 24 results. (source)

Today, there are over 2.4 million active podcasts and 61 million episodes. (source)

But according to a study conducted by the Wrap in 2020 Women hosted shows only represent 6 to 28 percent of top charting shows on podcast streaming platforms. (source) In 2022 it is projected that there will be over 424 million podcast listeners worldwide and female listeners representing 49% of listenership. (source)

One of the reasons podcasting is valuable is the nature of the relationship between the host and their listeners, 38% of listeners report purchasing things that are mentioned in podcasts (source).

U.S. podcast advertising spend jumped 21% in 2021, to reach nearly $590 million, and is expected to surpass the $2 billion mark in 2022. (source)

We are a place for advertisers to buy podcast advertising from one of the most powerful purchasing audiences. (source)

A platform dedicated to providing clarity for podcasters and their data so understanding their audience and marketing their show to new listeners is easier.

Access to resources and tools to increase their listenership.

And a place to earn and get paid.

My name is Marla Isackson and I am the founder and CEO of Ossa and a fellow Podcaster.

My purpose is to enable more women to get a seat at the table and to elevate the voices of the underrepresented.

Podcasting is a medium that allows anyone to do this.

We are one of the first to market and one of the only marketplaces that are dedicated to women and powered by technology that makes it so easy to participate.

We have a global opportunity that is focused on diversity, equality and inclusion.

Through Crowdfunding, we will be one of the first companies of our kind that is owned by its creators and fans."

Join us as we transform the podcast industry for women everywhere.

Our Traction Video Transcript

The main challenge is: I wish I had someone to help me.

My biggest challenge is convincing big-time advertisers that are unique and boutique and sometimes smaller audiences are really worth the spend.

Ossa is different from any other marketplace out there. They really want to empower us as females in the marketplace; to connect us with each other; to connect us with brands; to help us learn, understand; to empower us so that we can make an even bigger difference with our voices.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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Information Regarding Length of Time of Offering

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
OSSA COLLECTIVE INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Ossa Collective Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), hereby certifies as follows:

A. The name of the Corporation is Ossa Collective Inc. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of Delaware on January 18, 2022, under the name Ossa Collective Inc.

B. The Amended and Restated Certificate of Incorporation of the Corporation in the form attached hereto as Exhibit A has been duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware by the directors and stockholders of the Corporation.

C. The text of the Certificate of Incorporation is amended and restated to read in full as set forth in Exhibit A attached hereto.

IN WITNESS WHEROF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on this ___________________.

OSSA COLLECTIVE INC.

By:______________________________
Marla Isackson
Chief Executive Officer

EXHIBIT A

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
OSSA COLLECTIVE INC.

I.

The name of this corporation is Ossa Collective Inc. (the "***Corporation***").

II.

The name and address of the registered agent for service of process of the Corporation in the State of Delaware is Capitol Services, Inc., 108 Lakeland Ave., Dover, Kent County, Delaware 19901.

III.

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (the "***DGCL***").

IV.

A. The total number of shares which the Corporation is authorized to issue is 10,000,000 shares, all of which shall be designated Common Stock, par value $0.00001 per share (the "Common Stock"). 7,000,000 of the authorized shares of Common Stock are hereby designated Class A Common Stock (the "Class A Common Stock") and 3,000,000 of the authorized shares of Common Stock are hereby designated Class B Common Stock (the "Class B Common Stock").

Immediately upon the effectiveness of this Amended and Restated Certificate of Incorporation (the "Effective Time"), each one (1) share of the Corporation's Common Stock outstanding immediately prior to the Effective Time shall be automatically reclassified and converted into one (1) share of Class A Common Stock without any further action on the part of the Corporation or the holder thereof and whether or not any certificate representing such shares are surrendered for cancellation.

B. ***Voting Rights***.

1. Class A Common Stock. The holders of the Class A Common Stock are entitled to one vote for each share of Class A Common Stock held by them at all meetings of stockholders (and actions taken by written consent in lieu of meetings).

2. Class B Common Stock. Except to the extent required by the DGCL, the Class B Common Stock shall be non-voting and shall not be included in determining the number of shares voting or entitled to vote on any matter submitted to a vote of the stockholders of the Corporation. Except to the extent required by the DGCL, the holders of Class B Common Stock shall not be entitled to vote any shares of Class B Common Stock held by them at any meetings of stockholders (or actions taken by written consent in lieu of meetings).

3. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of this Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

V.

A. ***Limitation of Director's Liability***. To the fullest extent permitted by the DGCL, as the same exists or may hereafter be amended, a director of this Corporation shall not be personally liable to this Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

B. ***Indemnification of Directors and Officers***. To the fullest extent permitted by applicable law, this Corporation is authorized to provide indemnification of, and advancement of expenses to, directors, officers, employees and other agents of this Corporation and any other persons to which the DGCL permits this Corporation to provide indemnification.

C. ***Repeal or Modification***. Any repeal or modification of this Article V, by amendment of such section or by operation of law, shall not adversely affect any right or protection of a director, officer, employee or other agent of this Corporation existing at the time of, or increase the liability of any such person with respect to any acts or omissions in their capacity as a director, officer, employee, or other agent of the corporation occurring prior to, such repeal or modification.

VI.

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred on stockholders herein are granted subject to this reservation.

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Certificate of Incorporation or the By-laws or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

VII.

Election of directors at an annual or special meeting of stockholders need not be by written ballot unless the Bylaws of the Corporation shall so provide.

VIII.

Except as otherwise provided in this Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

* * * * *